FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of December 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X    Form 40-F
                                        ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                     Yes      No  X
                                         ---     ---

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                     For the period ended September30, 2002

--------------------------------------------------------------------------------


INDEX                                                                    Page No
                                                                         -------

Part I - Financial Information

  Item 1.  Financial Statements................................................2


              Condensed Consolidated Statements of Income
              Three and Nine Months Ended September 30, 2002 and 2001
              (Unaudited)......................................................2

              Condensed Consolidated Balance Sheets
              September 30, 2002 (Unaudited) and December 31, 2001.............3

              Condensed Consolidated Statements of Cash Flows
              Nine Months Ended September 30, 2002 and 2001 (Unaudited)........4

              Consolidated Statement of Changes in Shareholders' Equity
              Nine Months Ended September 30, 2002 (Unaudited).................5

              Notes to the Condensed Consolidated Financial Statements
              (Unaudited)......................................................6

  Item 2.  Management's Discussion and Analysis of Financial Condition
           and Results of Operations..........................................19

  Item 3.  Qualitative Disclosures About Market Risk..........................31


Part II - Other Information


  Item 1.  Legal proceedings..................................................32

  Item 2.  Changes in securities..............................................32

  Item 3.  Default upon senior securities.....................................32

  Item 4.  Submission of Matters to a Vote of Security Holders................32

  Item 5.  Other Information..................................................32

  Item 6.  Exhibits and other Reports on Form 6-K.............................32


Signature.....................................................................33

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                     For the period ended September 30, 2002

--------------------------------------------------------------------------------

Item 1. Financial Statements


Condensed Consolidated Statements of Income

                                         --------------------------------------------------------------------
                                               Three months ended                  Nine months ended
                                         September 30,     September 30,     September 30,     September 30,
                                             2002              2001              2002              2001
                                                  (unaudited)                         (unaudited)
                                         --------------------------------------------------------------------
Net sales                                   205,612           226,105           591,942           771,987
Cost of sales                              (145,103)         (173,582)         (446,889)         (526,877)

Gross Profit                                 60,509            52,523           145,053           245,110

Research and development expenses           (21,698)          (25,605)          (72,200)          (87,914)
Selling and marketing expenses              (24,752)          (35,822)          (85,340)         (128,425)
General and administrative expenses         (20,580)          (28,271)          (65,612)          (80,834)
Litigation expenses                               -           (18,120)                -           (18,120)
Goodwill amortization                       (22,953)           (6,592)          (36,331)          (21,028)

Operating loss before restructuring         (29,474)          (61,887)         (114,430)          (91,211)

Restructuring expenses                       (8,284)                -           (70,737)          (28,466)

Operating loss                              (37,758)          (61,887)         (185,167)         (119,677)

Interest income and (expense), net            2,464             6,193           (55,026)           16,266

Other income (expense), net                  (5,590)           69,941           (15,134)           55,306

Income (loss) before taxes                  (40,884)           14,247          (255,327)          (48,105)

Income taxes benefit (provision)              2,300            (7,661)           31,213             7,739


----------------------------------------------------------------------------------------------------------
Net income (loss)                           (38,584)            6,586          (224,114)          (40,366)
----------------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                         (0.06)             0.01             (0.37)            (0.06)
Diluted                                       (0.06)             0.01             (0.37)            (0.06)

Shares used in net income (loss) per
share calculation
Basic                                   606,349,540       642,922,022       606,252,885       641,146,203
Diluted                                 606,349,540       653,512,425       606,252,885       641,146,203

In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income (loss). See Note 11.

The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                     For the period ended September30, 2002

--------------------------------------------------------------------------------

Condensed Consolidated Balance Sheets



                                                                    (in thousands of euros)
                                                   ---------------------------------------
                                                    September 30, 2002  December 31, 2001
                                                   ---------------------------------------
Assets                                                 (unaudited)
Current assets:
Cash and cash equivalents                                  400,766           490,652
Trade accounts receivable, net                             156,259           188,635
Inventory, net                                             117,407           139,794
Other current assets                                       101,796           103,733

Total current assets                                       776,228           922,814

Non-current assets:
Property, plant and equipment, net                         243,197           268,784
Goodwill, net                                               87,344           116,580
Other non-current assets                                   191,548           222,514

Total non-current assets                                   522,089           607,878

---------------------------------------------------------------------------------------
Total assets                                             1,298,317         1,530,692
---------------------------------------------------------------------------------------

Liabilities

Current liabilities:
Accounts payable                                            96,477           109,661
Accrued liabilities and other                              162,551           168,905
Current obligations under capital leases                     4,047             3,734

Total current liabilities                                  263,075           282,300

Non-current liabilities:
Long-term obligations under capital leases                  45,968            32,581
Long-term debt, less current portion                             -                14
Other non-current liabilities                               23,778            30,859

Total non-current liabilities                               69,746            63,454

Minority interest                                           15,138            17,176

Shareholders' equity
Ordinary shares no legal par value, 2,000,000,000
shares authorized, 637,859,088 and 641,396,497 shares
issued and outstanding at September 30, 2002 and
December 31, 2001, respectively                            127,489           127,056
Additional paid-in capital                               1,029,075         1,027,850
Retained earnings                                         (113,581)          125,016
Other comprehensive income                                   1,701            (3,968)
Less, cost of treasury shares                              (94,326)         (108,192)

Total shareholders' equity                                 950,358         1,167,762

-------------------------------------------------------------------------------------
Total liabilities and shareholders' equity               1,298,317         1,530,692
-------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                     For the period ended September30, 2002

--------------------------------------------------------------------------------


Condensed Consolidated Statements of Cash Flows


                                                                 (in thousands of euros)
                                                                 -----------------------
                                                                    Nine months ended
                                                                      September 30,
                                                                     2002       2001
                                                                 -----------------------
                                                                       (unaudited)
Cash flows from operating activities:
Net loss                                                          (224,114)   (40,365)
Adjustments to reconcile net loss to net cash from operating activities:
   Depreciation and amortization                                    93,287     89,049
   Change in other non-current liabilities                            (594)    (8,064)
   Loss / (Gain) on assets sold                                      3,848    (70,773)
   Provision for income taxes                                      (31,213)    (7,739)
   Other, net                                                        1,080      7,958
Changes in operating assets and liabilities:
   Trade accounts receivable and related current liabilities        28,709     95,331
   Trade accounts payable and related current assets               (20,576)  (116,613)
   Inventories                                                      17,888    (32,939)
   Value-added and income taxes                                     (3,240)   (19,618)
   Other, net                                                      (13,391)    (7,666)
   Restructuring reserve                                            40,795     17,269
   Litigation expenses                                             (18,120)    18,120
   Management severance expenses                                   (10,629)         -
   Provision for a loan to the former Chairman of the Board         66,938          -
---------------------------------------------------------------------------------------
Net cash used in operating activities                              (69,332)   (76,050)

Cash flows from investing activities:
   Sale / (Purchase) of activities net of cash
   disposed / (acquired)                                                 -    117,001
   Other investments                                               (13,901)   (34,454)
   Purchase of property, plant and equipment                       (31,919)   (94,281)
   Purchase of other assets                                         (2,249)   (15,997)
   Change in non-trade accounts payable and other current assets     3,565     (4,696)
---------------------------------------------------------------------------------------
Net cash used in investing activities                              (44,504)   (32,427)

Cash flows from financing activities:
   Proceeds from exercise of share options                           1,657      7,117
   Purchase of Gemplus S.A. shares                                       -    (14,544)
   Proceeds from minority contribution                                 367          -
   Payments on long-term borrowings                                   (102)    (1,606)
   Proceeds from sale-leaseback operations                          15,962          -
   Principal payments on obligations under capital leases           (2,625)    (2,494)
   Increase (decrease) in bank overdrafts                           (3,906)    19,243
   Dividends paid by subsidiaries to minority shareholders          (5,002)    (4,256)
   Change in treasury shares                                          (617)    (6,271)
   Interest receivable on loans to senior management                (1,706)    (3,336)
   Change in non-trade accounts payable on financing activities          -     (8,044)
---------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                  4,028    (14,191)

Effect of exchange rate changes on cash                             19,922    (10,823)
Net increase (decrease) in cash and cash equivalents              (109,808)  (122,668)
Cash and cash equivalents, beginning of period                     490,652    636,284

---------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           400,766    502,793
---------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                     For the period ended September30, 2002

--------------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity

                                                                Additional                           Other
                                           Number of    Share     paid-in   Retained             comprehensive  Treasury
                                             shares     value     capital   earnings   Net loss      income      shares     Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001              641,396,497  127,056   1,027,850   225,236   (100,220)     (3,968)    (108,192) 1,167,762
------------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year earnings                   -        -           -  (100,220)   100,220           -            -          -

Net loss                                            -        -           -         -   (224,114)          -            -   (224,114)

Shares issued by Gemplus S.A.
pursuant to share options exercised to
be contributed                                699,100        -         992         -          -           -            -        992

Contribution of Gemplus S.A. shares to
Gemplus International S.A.                          -      353        (353)        -          -           -            -          -

Shares issued by Gemplus
International S.A. pursuant to share
options exercised                             398,350       80         586         -          -           -            -        666

Cancellation of treasury shares            (4,634,859)       -           -   (14,483)         -           -       14,483          -

Purchase of 656,024 shares of treasury
shares                                              -        -           -         -          -           -         (617)      (617)

Change in other comprehensive income                -        -           -         -          -       5,669            -      5,669

------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002 (unaudited) 637,859,088  127,489   1,029,075   110,533   (224,114)      1,701      (94,326)   950,358
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                     For the period ended September 30, 2002

--------------------------------------------------------------------------------

Notes to the Condensed Consolidated Financial Statements


1/       Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Accounting Standards (IAS), reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the "Company") and its subsidiaries as of September 30, 2002, and the results of operations for the three-month periods ended September 30, 2002 and 2001. All material intercompany balances have been eliminated. Because all of the disclosures required by IAS are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company's annual report for the year ended December 31, 2001. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

The annual consolidated financial statements of the Company are prepared in accordance with IAS. As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements of periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39).


2/       Inventories

Inventories are stated at the lower of cost or market (with cost being determined principally on the weighted average cost basis).

Inventory consists of the following:

                                     (in thousands of euros)
------------------------------------------------------------
                                    September
                                     30, 2002       December
                                   (unaudited)      31, 2001
------------------------------------------------------------
Raw materials and supplies            37,929         63,621
Work-in-process                       77,648         79,394
Finished goods                        17,527         14,738
------------------------------------------------------------
Inventory, gross                     133,104        157,753
------------------------------------------------------------
Less, inventory allowance            (15,687)       (17,959)
------------------------------------------------------------
Inventory, net                       117,417        139,794
------------------------------------------------------------


3/       Common control transactions

As at September 30, 2002, certain shares of Gemplus S.A. held mainly by employees have not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 5,053,750 shares, representing 0.79% of the shareholdings of Gemplus International S.A., which in total was represented by 637,859,088 shares outstanding as at September 30, 2002.

4/       Goodwill

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill. The Company's rationale behind its acquisitions generally relates to (i) acquiring market shares or (ii) acquiring conventional technology or (iii) acquiring technology in the Company's core business. Goodwill amounts are amortized over a maximum period of twenty years on a straight-line basis (20 years, 10 years, and 5 years, respectively, for acquisitions of type (i), (ii) and (iii)).

Goodwill is reviewed for impairment based on expectations of future cash flows, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the third quarter of 2002, the Company recorded a goodwill write-down of (euro) 15,700 thousand following the implementation of an impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP InfoWare SA ("SLP") in October 2000 and was due to significantly declining sales of SLP software. This charge was included in the statement of income under the caption "goodwill amortization".


5/       Net income (loss) per share

A reconciliation of the numerator and denominator of basic and diluted net income (loss) per share is provided in the following table:


-------------------------------------------------------------------------------------------------------------------
                                                               Three months ended              Nine months ended
                                                                 September 30,                   September 30,
                                                             2002              2001         2002             2001
                                                                  (unaudited)                     (unaudited)
-------------------------------------------------------------------------------------------------------------------
Basic and diluted net income (loss) (numerator)              (38,584)          6,586       (224,114)       (40,366)
-------------------------------------------------------------------------------------------------------------------

Shares used in basic net income (loss) per share calculation (denominator):

-------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
outstanding                                              637,842,005     642,922,022    639,266,869    641,146,203

Weighted average number of treasury shares               (31,492,465)              -    (33,013,984)             -
-------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
outstanding (basic)                                      606,349,540     642,922,022    606,252,885    641,146,203
-------------------------------------------------------------------------------------------------------------------
Dilutive effect of stock options                             112,027      10,068,842      1,713,784     29,462,701

Dilutive effect of warrants                                        -         521,561         37,431      1,153,474
Dilutive effect of shares to be issued following
acquisitions of Celocom Ltd and Slp InfoWare SA                    -               -              -        252,049
-------------------------------------------------------------------------------------------------------------------

Weighted average diluted number of shares
outstanding                                              606,461,567     653,512,425    608,004,100    672,014,427
-------------------------------------------------------------------------------------------------------------------
Shares used in diluted net income (loss) per share
(denominator)                                            606,349,540     653,512,425    606,252,885    641,146,203
-------------------------------------------------------------------------------------------------------------------


6/       Segment reporting

As of January 1, 2002, the Company elected to change the reporting of its business segments, and restated its prior periods' presentation to conform to this revised segment reporting.

All the activities formerly reported as part of the Network Systems segment and the Other operating segment have been transferred to the Financial Services and Security segment, except the access control systems activities of the Company's former subsidiary Skidata and the electronic smart labels solutions activities of the Company's former Tag subsidiary, which have been reported separately under "Disposed Operations", as they were sold during the third quarter of 2001. Consequently, the Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company's activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers. There is no change with respect to the Telecommunications segment, which includes the Company's wireless solutions, as well as prepaid telephone cards and other products.

This change in business segment reporting is consistent with the changes in the Company's financial reporting structure incorporated in its management reporting. The Company`s two operating segments, the Telecommunications segment and the Financial Services and Security segment, have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company's management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.


The following tables present selected data for the three-month and nine-month periods ended September 30, 2002 and 2001:

                                                                  (in thousands of euros)
------------------------------------------------------------------------------------------
                                          Three months ended          Nine months ended
                                              September 30,              September 30,
                                          2002          2001        2002           2001
                                              (unaudited)               (unaudited)
------------------------------------------------------------------------------------------
Net sales
Telecommunications                        139,852      145,005      403,015       525,048
Financial Services and Security            65,760       71,068      188,927       202,661
Disposed Operations                             -       10,032            -        44,278

------------------------------------------------------------------------------------------
Net sales                                 205,612      226,105      591,942       771,987
------------------------------------------------------------------------------------------

Gross profit
Telecommunications                         45,101       37,681      111,564       188,748
Financial Services and Security            15,408       11,949       33,489        40,301
Disposed Operations                             -        2,893            -        16,061

------------------------------------------------------------------------------------------
Gross profit                               60,509       52,523      145,053       245,110
------------------------------------------------------------------------------------------

Research and development expenses         (21,698)     (25,605)     (72,200)      (87,914)
Selling and marketing expenses            (24,752)     (35,822)     (85,340)     (128,425)
General and administrative expenses       (20,580)     (28,271)     (65,612)      (80,834)
Litigation expenses                             -      (18,120)           -       (18,120)
Goodwill amortization                     (22,953)      (6,592)     (36,331)      (21,028)

------------------------------------------------------------------------------------------
Operating loss before restructuring       (29,474)     (61,887)    (114,430)      (91,211)
------------------------------------------------------------------------------------------

Restructuring expenses                     (8,284)           -      (70,737)      (28,466)

------------------------------------------------------------------------------------------
Operating loss                            (37,758)     (61,887)    (185,167)     (119,677)
------------------------------------------------------------------------------------------

Note:
Disposed operations include Skidata and Tag activities, which were sold during the third quarter of 2001.

In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income (loss). See Note 11.

The following is a summary of sales by geographic area for the three-month and nine-month periods ended September 30, 2002 and 2001:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                   Three months ended          Nine months ended
                                      September 30,              September 30,
                                   2002          2001          2002         2001
                                      (unaudited)                 (unaudited)
--------------------------------------------------------------------------------

Europe, Middle East, Africa      110,412       102,755       306,300     347,990
Asia                              52,782        52,369       160,248     224,321
Americas                          42,418        60,949       125,394     155,398
Disposed operations                    -        10,032             -      44,278

--------------------------------------------------------------------------------
Net sales                        205,612       226,105       591,942     771,987
--------------------------------------------------------------------------------

Note: Disposed operations include Skidata and Tag activities, which were sold during the third quarter of 2001, and were reported primarily in the Europe, Middle East and Africa region.


7/       Ordinary shares

In March and July 2002, the Company issued 699,100 shares following the exercise of Gemplus SA stock options held by employees.

In April and July 2002, the Company issued 1,759,550 shares following the contribution of 35,191 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholders' equity.

In April 2002, the Company issued 398,350 shares following the exercise of Gemplus International S.A. stock options held by employees.

As at December 31, 2001, the Company held directly 4,780,907 shares of its outstanding common stock and an indirect subsidiary held 30,925,029 shares of its outstanding common stock. At the extraordinary general meeting of shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company's stock repurchase program, as well as the cancellation of the 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 4,634,859 shares were cancelled without reduction of the issued share capital of the Company but with a consequential increase of the accounting par of the shares in issue. During the third quarter of 2002, the Company purchased 656,024 shares of its outstanding common stock from two former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement. As at September 30, 2002, the Company held 31,727,101 shares of its outstanding common stock.

As mentioned in Note 3, as at September 30, 2002, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 5,053,750 shares, representing 0.79% of the shareholdings of Gemplus International S.A., which in total was represented by 637,859,088 shares outstanding as at September 30, 2002.


8/       Restructuring

In addition to the restructuring program that was put into place in the second quarter of 2001, the Company announced on February 6, 2002 a further restructuring and rationalization program. The Company began to implement the program and recorded a pre-tax restructuring charge of (euro) 19,324 thousand in the Consolidated Statement of Income for the first quarter of 2002 (Phase 1),
(euro) 43,129 thousand in the Consolidated Statement of Income for the second quarter of 2002 (Phase 2), and an additional (euro) 8,284 thousand in the Consolidated Statement of Income for the third quarter of 2002 (Phase 3), resulting in a total restructuring expense of (euro) 70,737 thousand during the nine-month period ended September 30, 2002.

Phases 1 to 3 of the 2002 restructuring program relate to the termination of 854 employees. The Company expects that additional initiatives (non-renewal of temporary employment contracts and reduction of subcontractors) combined with natural attrition will bring the overall reduction in employees to approximately 1,140 in 2002, representing 16% of the Company's global workforce as at December 31, 2001.

The 2002 restructuring program affects all areas within the Company (Manufacturing, Selling, Marketing, Research and Development and General and Administrative functions). The overall reduction of the workforce is broken down as follows:

o  Manufacturing organization: 550 employees,
o  General and administrative functions: 245 employees,
o  Selling and marketing organization: 215 employees, and
o  Research and development organization: 130 employees.

Phase 1 of the 2002 restructuring program involved the termination of 236 employees, mainly in North and South America, the United Kingdom, Northern Europe and Asia. The restructuring charge also included costs related to the rationalization of office facilities in North America, the United Kingdom and Northern Europe, as well as asset write-offs related to the rationalization of these facilities.

Phase 2 of the 2002 restructuring program related to the termination of 531 employees, with a majority of reductions relating to the social plans in France (385 employees) and Germany (69 employees). It also included further reductions made in the United Kingdom, Southern Europe, North America and Asia. In France and Germany, the Company was required to carry out consultations with employee representatives before implementing workforce reductions. This consultation process was completed during the second quarter of 2002 and the content of the plan was finalized and communicated to the employees. In France, the social plan is based on voluntary leave with a total target of 385 departures. The Company had previously announced a reduction of 416 employees; however, there were 31 departures prior to the finalization of the procedure. In addition to the charge associated with the termination of employees, the restructuring charge recorded during the second quarter of 2002 also included costs related to the shutdown of a personalization center in the Paris, France, area, the reduction of office space in the south of France, the reduction of production floor space in one of the German factories, and the close of office facilities in North America and Spain. The restructuring charge recorded during the second quarter of 2002 also included asset write-offs related to the rationalization of these facilities, as well as charges for the write-off of certain generic reader inventories.

Phase 3 of the 2002 restructuring program related to the termination of 30 employees around the world and to a material adjustment to the restructuring charge recorded in respect of employee reductions in France, resulting from a precise calculation following the end of the voluntary period (July 12, 2002) for most of the French employees. The end of the voluntary period for the French social plan will occur in November 2002 and will mainly concern employees involved in manufacturing activities. In addition to the charge associated with the termination of employees, the restructuring charge recorded during the third quarter of 2002 also included costs related to office space reductions in the south of France and to the partial closing of office space in Dubai. It also included asset write-offs related to the rationalization of these offices.

In total, the restructuring charge estimated for 2002 is expected to be approximately (euro) 74 million, of which:

         Phase 1  -  (euro) 19.3 million charge consisting of (euro) 8.8 million for headcount reductions, (euro) 6.5 million for consolidation of facilities, (euro) 2.2 for other exit costs and (euro) 1.8 million related to fixed asset write-offs.

         Phase 2  -  (euro) 43.1 million charge consisting of (euro) 34.9 million for headcount reductions, (euro) 3.1 million for consolidation of facilities, (euro) 0.7 for other exit costs, (euro) 3.3 million related to fixed asset write-offs and (euro) 1.1 million related to inventory write-offs.

         Phase 3  -  (euro) 8.3 million charge consisting of (euro) 5.9 million for headcount reductions, (euro) 0.5 million for consolidation of facilities and (euro) 1.9 million related to asset write-offs.

In a fourth phase (Phase 4), the Company expects to record approximately an additional maximum of (euro) 3 million restructuring charge related to additional employee terminations and costs related to the rationalization of office facilities in North America and Europe. These costs will be recorded during the fourth quarter of 2002.

In 2002, total cash outlays for the restructuring programs are expected to amount to approximately (euro) 35 - 36 million, of which:

    - (euro) 5-6 million for the restructuring program implemented in 2001,

    - (euro) 29 million for Phases 1 to 3 of the 2002 restructuring program,

    - (euro) 1 million for Phase 4 of the 2002 restructuring program.

Restructuring activity at the end of September 2002 was as follows:

- Concerning the 2001 restructuring program:

                                                                      (in thousands of euros)
---------------------------------------------------------------------------------------------
                                                    Reduction of
                                                   workforce and       Non-cash
                                                     other cash       write-offs
2001 restructuring program                            outflows        of assets       Total
---------------------------------------------------------------------------------------------
2001 restructuring charge                               22,022           6,444        28,466
---------------------------------------------------------------------------------------------
Amounts utilized in 2001                               (15,466)

Exchange rate differences                                 (379)

Restructuring reserve as at December 31, 2001            6,177
---------------------------------------------------------------------------------------------
Amounts utilized in first quarter 2002                  (3,902)

Exchange rate differences                                   30

Restructuring reserve as at March 31, 2002               2,305
---------------------------------------------------------------------------------------------
Amounts utilized in second quarter 2002                   (706)

Exchange rate differences                                 (140)

Restructuring reserve as at                              1,459
June 30, 2002
---------------------------------------------------------------------------------------------
Amounts utilized in third quarter 2002                    (375)

Exchange rate differences                                   41

Restructuring reserve as at                              1,125
September 30, 2002
---------------------------------------------------------------------------------------------

-  Concerning the 2002 restructuring program:

                                                                      (in thousands of euros)
---------------------------------------------------------------------------------------------
                                                    Reduction of
                                                   workforce and       Non-cash
                                                     other cash       write-offs
2002 restructuring program                            outflows        of assets       Total
---------------------------------------------------------------------------------------------
First quarter 2002 restructuring charge                 18,065           1,259        19,324
Amounts utilized in first quarter 2002                  (4,568)
Exchange rate differences                                  (75)
---------------------------------------------------------------------------------------------
Restructuring reserve as at March 31, 2002              13,422
---------------------------------------------------------------------------------------------
Second quarter 2002 restructuring charge                39,059           4,070        43,129
Amounts utilized in second quarter 2002                 (6,339)
Exchange rate differences                                 (865)
---------------------------------------------------------------------------------------------
Restructuring reserve as at June 30, 2002               45,277
---------------------------------------------------------------------------------------------
Third quarter 2002 restructuring charge                  6,252           2,032         8,284
Amounts utilized in third quarter 2002                  (6,895)
Exchange rate differences                                   91
---------------------------------------------------------------------------------------------
Restructuring reserve as at September 30, 2002          44,725
---------------------------------------------------------------------------------------------


9/       Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in-capital in the shareholders' equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders' equity section of the balance sheets as at September 30, 2002 and December 31, 2001, respectively, were as follows:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                    September 30,   December 31,
                                                        2002            2001
                                                             (unaudited)

--------------------------------------------------------------------------------
Cumulative translation adjustment                       (2,763)       (3,567)
Net unrealized gain (loss) on hedging instruments
qualifying as effective                                  4,464          (401)

--------------------------------------------------------------------------------
Cumulative other comprehensive income                    1,701        (3,968)
--------------------------------------------------------------------------------


The components of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2002 and 2001, respectively, were as follows:

                                                                                    (in thousands of euros)
-----------------------------------------------------------------------------------------------------------
                                                               Three months ended       Nine months ended
                                                                   September 30,          September 30,
                                                               2002          2001       2002         2001
                                                                   (unaudited)             (unaudited)
-----------------------------------------------------------------------------------------------------------
Net income (loss)                                            (38,584)       6,586     (224,114)    (40,366)
-----------------------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                     (885)        (999)         803        (863)

Effect of adopting IAS 39 as at January 1, 2001                    -            -            -       9,093
Change in fair value of available-for-sale financial
assets                                                             -            -            -        (286)

Change in fair value of derivatives qualifying as
effective hedging instruments                                 (4,108)      (1,891)       4,865      (8,807)
-----------------------------------------------------------------------------------------------------------
Change in cumulative other comprehensive income (loss)        (4,993)      (2,890)       5,668        (863)
-----------------------------------------------------------------------------------------------------------
Comprehensive net income (loss)                              (43,577)       3,696     (218,446)    (41,229)
-----------------------------------------------------------------------------------------------------------


10/      Differences between International Accounting Standards and U.S.
Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below:

                                                              (in thousands of euros, except for net income per share)
----------------------------------------------------------------------------------------------------------------------
                                                           For the three months ended       For the nine months ended
                                                                  September 30,                    September 30,
                                                             2002              2001           2002              2001
----------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with IAS                   (38,584)            6,586       (224,114)          (40,366)
----------------------------------------------------------------------------------------------------------------------
Capitalized development costs                                 (273)           (1,561)        (1,650)           (2,239)
Share options accounting                                    (5,018)           (7,357)         2,249            67,864
Purchase consideration                                      (1,512)                -         (2,351)                -
Goodwill amortization                                        1,697                 -         15,075                 -
Other differences                                               95               223            396               313
Deferred tax effect of U.S. GAAP adjustments                    56             1,243           (610)            1,447
----------------------------------------------------------------------------------------------------------------------
Total differences between U.S. GAAP and IAS                 (4,955)           (7,452)        13,109            67,385
----------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP before change in
accounting principle                                       (43,539)             (866)      (211,005)           27,019
----------------------------------------------------------------------------------------------------------------------
Change in accounting principles - Hedge accounting               -                 -              -            (8,807)
----------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP                            (43,539)             (866)      (211,005)           18,212
----------------------------------------------------------------------------------------------------------------------

Change in cumulative other comprehensive income in
accordance with IAS                                         (4,993)           (2,890)         5,668              (863)
Change in effect of IAS/US GAAP adjustments on other
comprehensive income                                            60                78           (919)             (305)
----------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of taxes             (4,933)           (2,812)         4,749            (1,168)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) per U.S. GAAP                  (48,472)           (3,678)      (206,256)           17,044
----------------------------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                                        (0.07)            (0.00)         (0.35)             0.03
Diluted                                                      (0.07)            (0.00)         (0.35)             0.03

Number of shares
Basic                                                  606,349,540       642,922,022    606,252,885       641,146,203
Diluted                                                606,349,540       642,922,022    606,252,885       672,014,427

                                                        (in thousands of euros)
-------------------------------------------------------------------------------

                                                       September     December
                                                       30, 2002      31, 2001
                                                      (unaudited)
-------------------------------------------------------------------------------

Shareholders' equity in accordance with IAS             950,358      1,167,762
-------------------------------------------------------------------------------
Capitalized development costs                            (7,168)        (5,518)

Loans related to share options                           (4,918)       (71,856)

Purchase consideration                                  (10,455)        (8,104)

Goodwill amortization                                    15,075              -

Effect of IAS / U.S. GAAP adjustments on other
comprehensive income                                     (5,830)        (4,911)

Other differences                                            86           (310)

Deferred tax effect of U.S. GAAP adjustments                623          1,224
-------------------------------------------------------------------------------

Total difference between U.S. GAAP and IAS              (12,587)       (89,475)
-------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP         937,771      1,078,287
-------------------------------------------------------------------------------


11/      Presentation of the consolidated statement of income

For purposes of filing the Company's Annual Report on form 20-F with the U.S. Securities and Exchange Commission, the consolidated statements of income prepared in accordance with IAS include goodwill amortization above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP (see Note 12). Consequently, goodwill amortization no longer represents a presentation difference between operating income (loss) under IAS and operating income (loss) under US GAAP. However goodwill write-down recorded following the implementation of an impairment testing still represents a presentation difference between operating income
(loss) under IAS and operating income (loss) under US GAAP. During the three-month period ended September 30, 2002, the Company recorded a goodwill write-down of (euro) 15,700 thousand under IAS (see Note 4). Under US GAAP, the write-down would have amounted to (euro) 21,256 thousand, as the carrying value of the goodwill reviewed for impairment was higher because the Company no longer amortizes goodwill under US GAAP since January 1, 2002.


The operating income (loss) would have been as follows under US GAAP:


                                                                 (in thousands of euros)
----------------------------------------------------------------------------------------
                                        Three months ended          Nine months ended
                                            September 30,              September 30,
                                          2002          2001         2002          2001
                                      (unaudited)                 (unaudited)
----------------------------------------------------------------------------------------
Operating loss per IAS                  (14,805)     (55,295)     (148,836)     (98,649)
Goodwill amortization                   (22,953)      (6,592)      (36,331)     (21,028)
----------------------------------------------------------------------------------------
Operating loss - US presentation        (37,758)     (61,887)     (185,167)    (119,677)
----------------------------------------------------------------------------------------
Goodwill amortization                     1,697            -        15,075            -

Purchase consideration                   (1,512)           -        (2,351)           -

Capitalized development costs              (273)      (1,561)       (1,650)      (2,239)
Share options accounting                 (5,018)      (7,357)        2,249       67,864
Interest accrued on loans related
to share options                              -        1,540         1,706        3,336
Provision for a loan related to
share options                                 -            -       (66,938)           -
Other differences                            95          223           396          313
----------------------------------------------------------------------------------------
Operating income (loss) per US GAAP     (42,769)     (69,042)     (236,680)     (50,403)
----------------------------------------------------------------------------------------

12/      New accounting pronouncements under US GAAP

For the presentation of its consolidated net income and total shareholders' equity under US GAAP, the Company adopted the following new standards:

SFAS 142:

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS N(degree)142, "Goodwill and other intangible assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually in accordance with the provisions of SFAS 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS N(degree)144, "Accounting for the impairment of long-lived assets to be disposed of", which was also adopted on January 1, 2002. For the period ended September 30, 2002, as a result of its adoption, the Company did not recognize amortization expense under US GAAP. The Company has reassessed the useful lives of its intangible assets and has not made any adjustment. The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. In accordance with SFAS 142, the Company has six months from the date of adoption to complete its initial impairment testing. In the event an impairment loss is determined in the initial phase, the Company has until December 31, 2002 to finalize the calculation or effectively until June 30, 2003, the date on which the Company's Form 20-F is due (six months after year-end). As at June 30, 2002, the Company completed its impairment testing, resulting in no material change to the carrying value of goodwill as a result of the adoption of SFAS 142.


SFAS 144

As mentioned above, the Company adopted SFAS N(degree)144, "Accounting for the impairment or disposal of long-lived assets", which was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, "Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, "Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary". SFAS 144 is effective for fiscal years beginning after December 31, 2001. The adoption of this standard does not have a material impact on the Company's consolidated net income and total shareholders' equity under US GAAP.


SFAS 141

In July 2001, the FASB issued Statement No 141, "Business Combinations". The provisions of this Statement were required to be adopted immediately. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. During the nine-month period ended September 30, 2002, the Company has not entered into any business combination transactions.


13/      Related party transactions

During the nine-month period ended September 30, 2002, the Company paid amounts totaling (euro) 10,629 thousand in connection with the resignation and cessation, respectively, of its former Chief Executive Officer, Mr. Perez, on December 19, 2001 and its former Chairman of the Board of Directors, Dr. Lassus, on January 10, 2002. The payment to Dr. Lassus also included an amount in relation to costs for pledging the shares of the Company held by Dr. Lassus (the shares ultimately were not pledged, as discussed further below).

During the nine-month period ended September 30, 2002, upon the advice of its external auditors, the Company recorded a financial expense of (euro) 67 million following the write-down of a loan granted to its former Chairman of the Board of Directors, Dr. Lassus. This loan was granted to Dr. Lassus by one of the Company's indirect subsidiaries in 2000 to permit him to exercise stock options, pursuant to his then-current terms of employment. The write-down was recorded to cover the risk of possible non-reimbursement, as the Company has not yet received the guarantees of reimbursement (including a pledge of his option shares) that Dr. Lassus was required to provide, inter alia and as confirmed in the letter agreement signed with him on December 19, 2001. The Company however has not forgiven the loan and still expects to be fully reimbursed by Dr. Lassus. The Company's Board of Directors has established a special committee that recommended that it was appropriate for the Company's indirect subsidiary to take action to seek security for the loan and its repayment. The Company's Board of Directors agreed on the special committee's recommendations based on the opinion of special independent legal counsel.

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 30, 2002 and resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its board of directors and our board of directors. This service company was appointed to provide an independent review of the Company's management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company continued to use the services of this company and the total cost recorded in its consolidated statement of income in the nine-month period ended September 30, 2002 for this arrangement amounted to (euro)1,454 thousand.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This report contains forward-looking statements reflecting management's current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

o   trends in the wireless communication and financial services markets,

o trends in the growth of mobile commerce, mobile banking and internet business,

o   the effect of the adoption of competing technologies in our target markets,

o   the profitability of our market expansion strategy,

o   our ability to develop and take advantage of new software and services,

o our ability to develop and market new chip card technologies to meet market demands,

o   our ability to attract and retain qualified executives and personnel,

o   our ability to manage our inventories of microprocessor chips,

o challenges to or loss of our intellectual property rights regarding our chip card technology,

o   expected intense competition in our main markets,

o   our ability to implement our restructuring plans effectively, and

o trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the U.S. Securities and Exchange Commission.

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Results of Operations


Third quarter 2002 compared with third quarter 2001

         Net Sales

         Net sales for the third quarter ended September 30, 2002 amounted to
(euro) 205.6 million, a 9% decrease compared with net sales of (euro) 226.1 million for the same period in 2001. Excluding our disposed operations, i.e. the SkiData and Tag activities sold during the third quarter of 2001, net sales recorded in the third quarter of 2001 amounted to (euro) 216.1 million, resulting in an adjusted 5% decrease of net sales in the third quarter of 2002 as compared to the same period in 2001. The decrease was primarily due to the impact of currency exchange rate movements, as all four of the major non-euro currencies in which we recorded our net sales (the Chinese Renminbi, the US Dollar, the Singapore Dollar and the British Pound) weakened against the euro. The decrease in net sales impacted both our telecommunications segment and our financial services and security segment.

         In our telecommunications segment, which consists of wireless products, prepaid phone cards and other products, sales decreased 4% in the third quarter of 2002 as compared to the same period in 2001. Our telecommunication segment experienced strong price pressure, as well as lower demand for our prepaid phone cards. Net sales of wireless products increased, however, despite continuous price pressure, due to increased volumes (SIM card shipments in the third quarter of 2002 were up 52% as compared to same period last year) and improvement of our sales mix as we see indications that demand is progressively shifting towards higher value added wireless products.

         Net sales in the financial services and security segment, which consists of products and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, as well as magnetic stripe plastic cards for banking applications and smart card readers and interfacing technologies, decreased 8% in the third quarter of 2002 as compared to the same period in 2001.

         The following table shows the breakdown of our net sales in the three-month periods ended September 30, 2002 and 2001 by market segment.

                                              Three months ended
                                                 September 30,
                                              ------------------     --------
                                               2002        2001      % change
                                              ------      ------     --------
                                              (millions of euros)
Telecommunications.........................    139.9       145.0        (4%)
Financial services and security ...........     65.7        71.1        (8%)
Disposed operations(*) ....................       -         10.0      (100%)
                                               -----       -----      ------
Total......................................    205.6       226.1        (9%)
                                               =====       =====      ======

(*) includes SkiData and Tag activities, which we sold during the third quarter of 2001.

         Our telecommunications segment was favorably impacted by wireless sales in the third quarter of 2002. We recorded net sales of wireless products and services of (euro) 104.7 million in the third quarter of 2002, representing an increase of 6% as compared to (euro) 100.1 million recorded in the third quarter of 2001. The increase resulted primarily from higher volume, as shipments of SIM cards were up 52% as compared to the same period last year, and from the improvement of sales mix in SIM cards, driven in particular by the dynamic end-user menu-displayed equipped SIM cards. However, these favorable factors were partially offset by strong price pressure in the wireless market in all regions and unfavorable currency fluctuations.

         The decrease in net sales in the telecommunications segment was attributable to phone card sales, resulting from lower demand in all regions, with a significant slowdown in the Americas and Asia, price pressure in the whole market and unfavorable currency fluctuations.

         The telecommunications segment represented 68% of our revenues in the third quarter of 2002, as compared to 67% of our revenues in the same period in 2001 (excluding disposed operations).

         The financial services and security segment revenues decreased 8% in the third quarter ended September 2002 compared to the same period in 2001. The decrease in net sales resulted from challenging market conditions with EMV roll out delays in western Europe (EMV is the major global credit card payment association, including Europay International, MasterCard International and Visa International), a severe contraction of the US banking and retail card market and strong competition and severe price pressure in the Asian market. The decrease was also attributable to unfavorable currency fluctuations. However, we experienced a sustained level of banking activity in Europe in relation to the Geldkarte program in Germany, although we expect that Geldkarte sales should gradually start declining in the fourth quarter of 2002.

         The financial services and security segment represented 32% of our revenues in the second quarter of 2002, as compared to 33% of our revenues in the same period in 2001 (excluding disposed operations).

         During the third quarter of 2002, our net sales decreased in the Americas, increased in the Europe, Middle East and Africa region and remained stable in Asia, as compared to the same period in 2001.

         The following table breaks down our net sales among our three regions:

                                              Three months ended
                                                 September 30,
                                              ------------------     --------
                                               2002        2001      % change
                                              ------      ------     --------
                                              (millions of euros)

Europe, Middle East and Africa.............    110.4       102.8         +7%
Asia.......................................     52.8        52.4         +1%
Americas...................................     42.4        60.9        (30%)
Disposed operations........................        -        10.0       (100%)
                                               -----       -----       ------
Total......................................    205.6       226.1         (9%)
                                               =====       =====       ======


         The Europe, Middle East and Africa region, which represented 54% of the third quarter net sales in 2002, experienced an increase of 7% as compared to the same period in 2001. This resulted from increased net sales in our financial services and security segment which benefited from stronger demand in the banking segment driven by the Geldkarte program in Germany. In the telecommunications segment, stronger demand for wireless SIM cards was fully offset by price pressure and lower demand for other products.

         The Asia region, which represented 26% of the third quarter net sales in 2002, remained quite stable as compared to the same period in 2001. The highly competitive environment in Asia affected both segments. This primarily reflected the significant pressure on wireless sales prices despite higher shipments of wireless products and was combined with decreased net sales in the financial services and security segment, due to lower demand for contactless products in Asia.

         Revenues in the Americas, which represented 20% of the third quarter net sales in 2002, decreased 30% from the same period in 2001. This resulted primarily from lower demand for micro-processor cards primarily attributable to a severe contraction of the US banking and retail smart card market for our financial services and security segment in the third quarter of 2002, as compared to the same period last year. In the telecommunications segment, despite higher SIM card shipments, revenues declined due to lower demand for phone cards in Latin America and strong price pressure on the whole market.

         Gross profit

         Gross profit increased 15% from (euro) 52.5 million in the third quarter of 2001 to (euro) 60.5 million in the third quarter of 2002. Our gross margin increased from 23.2% in the third quarter of 2001 to 29.4% in the same period in 2002. Excluding disposed operations, gross profit increased 22% from
(euro) 49.6 million in the third quarter of 2001 to (euro) 60.5 million in the same period in 2002 and our gross margin increased from 23.0% in the third quarter of 2001 to 29.4% in the third quarter of 2002.

         Gross profit increased despite price pressure affecting both our telecommunications and financial services and security segments. Three main favorable factors contributed to the improvement in our gross profit in the third quarter of 2002:

- Volume improvement, driven by a significant increase of SIM card shipments (52% increase in the third quarter of 2002 as compared to the third quarter of 2001).

-   Favorable impact of lower purchase prices for wireless microprocessor chips,

- Increased demand for higher value added wireless SIM card products and favorable regional mix.

         The following table breaks down our gross profit and gross margin by segment.

                                                 Three months ended September 30,
                                                  2002                      2001
                                                  ----                      ----
                                     (millions of     (% of    (millions of     (% of    % change in
                                         euros)       sales)      euros)        sales)   gross profit
                                     ------------     ------   ------------     ------   ------------
Telecommunications ..................     45.1         32.2%       37.7          26.0%        +20%
Financial services and security......     15.4         23.4%       11.9          16.7%        +29%
Disposed operations .................      -            -           2.9          29.0%       (100%)
                                          -----------------------------------------------------------
Total................................     60.5         29.4%       52.5          23.2%        +15%
                                          ====                     ====

         The telecommunications segment gross margin increased from 26.0% in the third quarter of 2001 to 32.2% in the third quarter of 2002. The gross margin increase, despite price pressure on wireless SIM card products, was mainly attributable to lower chip purchase prices, volume improvement and favorable product and region mix.

         The financial services and security segment gross margin increased from 16.7% in the third quarter of 2001 to 23.4% in the third quarter of 2002. The efforts to reduce our service cost structure, the favorable product mix towards smart cards and better absorption of manufacturing fixed costs were only partially offset by price erosion and currency fluctuations.

         Operating loss

         We recorded an operating loss before restructuring expenses of (euro)
22.9 million for the third quarter of 2002, compared to an operating loss of
(euro) 61.9 million in the third quarter of 2001, or (euro) 41.7 million excluding our disposed operations and the one-time (euro)18.1 million Humetrix litigation expense. Operating expenses before goodwill amortization and restructuring expenses decreased by 38% from (euro) 107.8 million in the third quarter of 2001 to (euro) 67.0 million in the third quarter of 2002, as a result of the disposal of our Skidata and Tag businesses, the one-time Humetrix litigation charge, the continued implementation of our restructuring programs and sustained tight cost controls and improved business processes. Excluding goodwill amortization, disposed operations and non recurring litigation expenses, operating expenses before restructuring expenses decreased 21%, from
(euro) 84.7 million in the third quarter of 2001 to (euro) 67.0 million in the third quarter of 2002.

         Research and development expenses decreased 15%, from (euro) 25.6 million in the third quarter of 2001 to (euro) 21.7 million in the third quarter of 2002. Excluding disposed operations, research and development expenses decreased 12%, from (euro) 24.7 million in the third quarter of 2001 to (euro)
21.7 million in the third quarter of 2002. The effects of our restructuring plans and tight cost controls on our contractors' expenses also contributed to the decline in expenses as compared to the same period in 2001.

         Selling and marketing expenses decreased 31%, from (euro) 35.8 million in the third quarter of 2001 to (euro) 24.8 million in the third quarter of 2002. Excluding disposed operations, selling and marketing expenses decreased by 23% and amounted to (euro) 32.4 million in the third quarter of 2001 compared to
(euro) 24.8 million in the third quarter of 2002. The decrease was due to the implementation of our restructuring plans within our business units, the lower sales bonuses paid to certain employees resulting from the lower sales performance and the implementation of cost reductions on marketing events and related activities.

         General and administrative expenses decreased 27% from (euro) 28.3 million in the third quarter of 2001 to (euro) 20.6 million in the third quarter of 2002. Excluding disposed operations, general and administrative expenses decreased by 26% from (euro) 27.6 million in the third quarter of 2001 to (euro)
20.6 million in the third quarter of 2002, due primarily to the implementation of our restructuring plans, a rightsizing of management information system activities and sustained tight cost controls.

         Goodwill amortization amounted to (euro) 22.9 million in the third quarter of 2002, compared to (euro) 6.6 million in the third quarter of 2001. During the third quarter of 2002, we recorded a goodwill write-down of (euro)
15.7 million following the implementation of an impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP InfoWare SA ("SLP") in October 2000 (see Note 4 to our financial statements included in Item 1 of this Form 6-K)..

         Restructuring expenses

         We recorded a restructuring charge of (euro) 8.3 million in the third quarter of 2002 pursuant to the restructuring and rationalization program announced on February 6, 2002. The restructuring charge recorded in the third quarter of 2002 was attributable to the third phase of the 2002 restructuring program, including the termination of 30 employees around the world and a material adjustment to the restructuring charge recorded in France, resulting from a precise calculation following the end of the voluntary period (July 12, 2002) for most of the French employees. In addition to the charge associated with the termination of employees, the restructuring charge recorded during the third quarter of 2002 also included costs related to office space reductions in the south of France and to the partial closing of office space in Dubai, as well as asset write-offs related to the rationalization of these offices. (see Note 8 to our financial statements included in Item 1 of this Form 6-K).

         Net interest income and expense

         We recorded net interest income of (euro) 2.5 million in the third quarter of 2002, compared to net interest income of (euro) 6.2 million in the third quarter of 2001, reflecting primarily the decrease in our cash balances and the decrease in the market interest rate. Interest receivable on loans to senior management also accounted for a material part of the difference between the 2001 and 2002 figures. In the third quarter of 2001, interest was accrued on the loans granted in 2000 by one of our indirect subsidiaries to Mr. Perez, our former Chief Executive Officer and to Dr. Lassus, our former Chairman of the Board and a current Director. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to our Consolidated Statement of Income. Interest accrued in the third quarter of 2002 on the loan granted to Dr. Lassus was totally provided to cover the risk of possible non-reimbursement of the loan. However, we have not forgiven the loan and expect to be fully reimbursed by Dr. Lassus.

         Other income and expense, net

         We recorded net other expense of (euro) 5.6 million in the third quarter of 2002, compared to net other income of (euro) 69.9 million in the third quarter of 2001. Net other expense in the third quarter of 2002 was primarily attributable to foreign exchange losses ((euro) 3 million) and minority interests ((euro) 1.4 million). Net other income in the third quarter of 2001 primarily included a (euro) 69.0 million one-time gain generated from our Skidata and Tag divestitures.

         Income tax

         We recorded an income tax credit of (euro) 2.3 million in the third quarter of 2002, representing an effective tax rate of 12.8%, as compared to an income tax provision of (euro) 7.7 million in the third quarter of 2001, representing an effective tax rate of 36.8%. In the third quarter of 2001, our effective tax rate was impacted by the one-time (euro) 69.0 million gain from the Skidata and Tag divestitures.

         Net loss

         We recorded a net loss of (euro) 38.6 million in the third quarter of 2002, or (euro) 0.06 per share, as compared to net income of (euro) 6.6 million in the third quarter of 2001, or (euro) 0.01 per share. Net loss recorded in the third quarter of 2002 primarily reflected a restructuring charge ((euro) 8.3 million), foreign exchange losses ((euro) 3 million) and a goodwill write-down ((euro)15.7 million), which were only partially offset by an improvement in our operating results (operating loss before restructuring was limited to (euro) 6.5 million owing to gross profit improvement and a reduction in operating expenses as a result of the implementation of our restructuring programs). Net income recorded in the third quarter of 2001 primarily reflected the one-time impact of the (euro) 69.0 million gain from our Skidata and Tag divestitures, which was primarily offset by a (euro) 37.2 million operating loss and the (euro) 18.1 million charge related to our Humetrix litigation.


Nine Months 2002 compared with Nine Months 2001

         Net Sales

         Net sales for the nine-month period ended September 30, 2002 amounted to (euro) 591.9 million, a 23% decrease compared with net sales of (euro) 772.0 million for the same period in 2001. Excluding our disposed operations, net sales recorded in the nine-month period ended September 30, 2001 amounted to
(euro) 727.7 million, resulting in an adjusted 19% decrease of net sales as compared to the same period in 2001. Approximately 2% of this decrease in net sales was due to the impact of currency exchange rate movements.

         The decrease in net sales was mainly concentrated in our telecommunications segment, in which sales decreased 23% in the nine-month period ended September 30, 2002 as compared to the same period in 2001. This decrease was primarily attributable to price pressure resulting in lower prices, primarily in Asia and Europe. Net sales also decreased due to a decline in sales of prepaid phone cards, which was mainly driven by lower demand in the Americas and Asia and unfavorable exchange rate movements.

         Net sales in the financial services and security segment decreased 7% in the nine-month period ended September 30, 2002 as compared to the same period in 2001. The decrease in our financial services and security segment was mainly due to the slowdown of non-strategic business such as plastic and Other Equipment Manufacturers products ("OEM" products) and contactless cards for transport activity.

         The following table shows the breakdown of our net sales in the nine-month periods ended September 30, 2002 and 2001 by market segment.

                                              Nine months ended
                                                 September 30,
                                              ------------------     --------
                                               2002        2001      % change
                                              ------      ------     --------
                                              (millions of euros)

Telecommunications.........................    403.0       525.0        (23%)
Financial services and security ...........    188.9       202.7         (7%)
Disposed operations(*) ....................        -        44.3       (100%)
                                               -----       -----       ------
Total......................................    591.9       772.0        (23%)
                                               =====       =====        =====

(*) includes SkiData and Tag activities, which we sold during the third quarter of 2001.


         In our telecommunications segment, a 22% decrease in net sales of wireless products and services accounted for most of the decrease in net sales. We recorded net sales of wireless products and services of (euro) 294.1 million in the nine-month period ended September 30, 2002 as compared to (euro) 378.4 million recorded in the same period in 2001. During the nine-month period ended September 30, 2002, the decrease reflected primarily price pressure in the wireless market in all regions and unfavorable exchange rate movements, which were only partly offset by stronger volume, as we sold approximately 10% more units in the nine-month period ended September 30, 2002 compared with the same period in 2001.

         Phone card sales decreased 28% in the nine-month period ended September 30, 2002 compared to the same period in 2001, resulting from lower demand in all regions, with a significant slowdown in the Americas and Asia, from price pressure and from unfavorable exchange rate movements.

         Due to lower revenues, the telecommunications segment represented 68% of our total revenues in the nine-month period ended September 30, 2002, as compared to 72% of our total revenues in the same period in 2001 (excluding disposed operations).

         The proportion of revenues from the financial services and security segment in our total revenues increased due to the decline in sales in the telecommunications segment. As a result, the financial services and security segment represented 32% of our revenues in the nine-month period ended September 30, 2002, as compared to 28% of our revenues in the same period in 2001 (excluding disposed operations).

         During the nine-month period ended September 30, 2002, our net sales decreased in all regions, as compared to the same period in 2001.

         The following table breaks down our net sales among our three regions:

                                              Nine months ended
                                                September 30,
                                             ------------------
                                              2002        2001      % change
                                             ------------------     --------
                                            (millions of euros)
Europe, Middle East and Africa.............  306.3       348.0        (12%)
Asia.......................................  160.2       224.3        (29%)
Americas...................................  125.4       155.4        (19%)

Disposed operations........................      -        44.3       (100%)
                                             -----       -----       ------
Total......................................  591.9       772.0        (23%)
                                             =====       =====        =====


         The Europe, Middle East and Africa region, which represented 52% of the net sales during the nine-month period ended September 30, 2002, decreased 12% from the same period in 2001 excluding our disposed operations. This resulted from the pressure on SIM card prices and lower demand for wireless products. This was partly offset by favorable sales growth in the financial services and security segment, primarily driven by banking activity in Germany and France.

          The Asia region, which represented 27% of net sales in the nine-month period ended September 30, 2002, decreased 29% from the same period in 2001. This primarily reflected the significant pressure on the sales prices of wireless products, combined with a decrease in the financial services and security segment net sales due to lower demand for identification, security and contactless products in Asia, as well as unfavorable exchange rate fluctuations.

         Revenues in the Americas, which represented 21% of net sales in the nine-month period ended September 30, 2002, decreased 19% from the same period in 2001, resulting primarily from lower demand for phone cards in Latin America and from a severe contraction of the US banking and retail smart card market.

         Gross profit

         Gross profit decreased 41% from (euro) 245.1 million in the nine-month period ended September 30, 2001, to (euro) 145.1 million in the same period in 2002. Our gross margin decreased from 31.8% in the nine-month period ended September 30, 2001 to 24.5% in the nine-month period ended September 30, 2002. Excluding disposed operations, gross profit decreased 37% from (euro) 229.1 million in the nine-month period ended September 30, 2001, to (euro) 145.1 million in the same period in 2002 and our gross margin decreased from 31.5% in the nine-month period ended September 30, 2001 to 24.5% in the same period in 2002.

         Three unfavorable factors contributed to the decline in our gross profit in the nine-month period ended September 30, 2002. First, the wireless industry faced greater price pressure on SIM cards compared to the same period of the prior year. Second, the business mix between the telecommunications and the financial services and security segments was unfavorable with a higher proportion of sales in our financial services and security segment where we generate lower margins. Financial services and security gross profit remained below that of telecommunications, and both decreased in the nine-month period ended September 30, 2002 as compared to the same period in 2001. Third, the nine month period ended September 30, 2001 included a one-time favorable (euro) 10 million royalty expense adjustment resulting from the partial reversal of a provision for a patent claim that was settled as of June 30, 2001.

         The following table breaks down our gross profit and gross margin by segment.

                                                    Nine months ended September 30,
                                                    -------------------------------
                                                  2002                           2001
                                                  ----                           ----
                                       (millions of                  (millions of                  % change in
                                           euros)     (% of sales)       euros)     (% of sales)   gross profit
                                       ------------   ------------   ------------   ------------   ------------
Telecommunications ...................      111.6         27.7%           188.7          35.9%          (41%)
Financial services and security.......       33.5         17.7%            40.4          19.9%          (17%)
Disposed operations ..................        -            -               16.0          36.1%         (100%)
                                       ------------------------------------------------------------------------
Total.................................      145.1         24.5%           245.1          31.7%          (41%)
                                            =====                         =====


         The telecommunications segment gross margin decreased from 35.9% in the nine-month period ended September 30, 2001, to 27.7% during the same period in 2002. This decrease was mainly attributable to price pressure on wireless SIM cards. In addition, gross profit recorded in the nine-month period ended September 30, 2001 had been favorably impacted by a one-time royalty expense adjustment resulting from the partial reversal of a provision for a patent claim.

         The financial services and security segment gross margin decreased from 19.9% in the nine-month period ended September 30, 2001 to 17.7% during the same period in 2002. The financial services and security segment gross margin suffered from an unfavorable product mix and from the underabsorption of certain manufacturing fixed costs, which was only partially offset by the trend towards better absorption of these costs in the third quarter of 2002. In addition, gross profit recorded in the nine-month period ended September 30, 2001 had been favorably impacted by the one-time royalty expense adjustment.

         Operating loss

         We recorded an operating loss before restructuring expenses of (euro)
114.4 million in the nine-month period ended September 30, 2002, compared to an operating loss of (euro) 91.2 million in the same period of 2001. The operating loss before restructuring expenses amounted to (euro) 114.4 million in the nine-month period ended September 30, 2002, compared to an operating loss of
(euro) 82.1 million in same period in 2001, excluding our disposed operations, SkiData and Tag activities. Operating expenses before restructuring expenses and goodwill amortization decreased by 29% from (euro) 315.3 million in the nine-month period ended September 30, 2001 to (euro) 223.2 million in the same period in 2002, as a result of the disposal of our SkiData and Tag businesses and the one-time Humetrix litigation charge in the period in 2001 and the effects of the continued implementation of our restructuring programs and the sustained tight cost controls and improved business processes in the period in 2002. Excluding disposed operations and goodwill amortization, operating expenses before restructuring expenses were (euro) 290.2 million in the nine-month period ended September 30, 2001, as compared to (euro) 223.2 million in the same period in 2002.

         Research and development expenses decreased 18%, from (euro) 87.9 million in the nine-month period ended September 30, 2001 to (euro) 72.2 million in the same period in 2002. Excluding disposed operations, research and development expenses decreased 10%, from (euro) 80.3 million in the nine-month period ended September 30, 2001 to (euro) 72.2 million in the same period in 2002. The effects of our restructuring plans and tight cost controls brought additional savings compared to the prior period.

         Selling and marketing expenses decreased 34%, from (euro) 128.4 million in the nine-month period ended September 30, 2001 to (euro) 85.3 million in the same period in 2002. Excluding disposed operations, selling and marketing expenses decreased by 25% and amounted to (euro) 114.2 million in the nine-month period ended September 30, 2001 compared to (euro) 85.3 million in the same period in 2002. The decrease was due to the implementation of our restructuring plans within our business units and cost reduction measures on marketing events and related activities.

         General and administrative expenses decreased 19% from (euro) 80.8 million in the nine-month period ended September 30, 2001 to (euro) 65.6 million in the same period in 2002. Excluding disposed operations, general and administrative expenses decreased by 15% from (euro) 77.6 million in the nine-month period ended September 30, 2001 to (euro) 65.6 million in the same period in 2002, due primarily to a rightsizing of management information system activities and sustained tight cost controls in the nine-month period ended September 30, 2002.

         Goodwill amortization amounted to (euro) 36.3 million in the nine-month period ended September 30, 2002, compared to (euro) 21.0 million in the nine-month period ended September 30, 2001. Goodwill amortization in the nine-month period ended September 30, 2002 included a goodwill write-down of
(euro) 15.7 million following the implementation of an impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP InfoWare SA ("SLP") in October 2000 (see Note 4 to our financial statements included in Item 1 of this Form 6-K).. Goodwill amortization recorded in the nine-month period ended September 30, 2001 included a one-time (euro) 1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard's decision to cease its operations.

         Restructuring expenses

         We recorded a restructuring charge of (euro) 70.7 million in the nine-month period ended September 30, 2002, as compared to a restructuring charge of (euro) 28.5 million in the nine-month period ended September 30, 2001. The restructuring charge recorded in the nine-month period ended September 30, 2002 was related to the restructuring and rationalization program announced on February 6, 2002, and included the reduction of the workforce and the rationalization of office facilities on a worldwide basis, pursuant to phases 1 to 3 of the 2002 restructuring program. The restructuring charge recorded in the nine-month period ended September 30, 2001 was related to the restructuring program announced on May 2, 2001 and was primarily attributable to the closure of a manufacturing facility in Germany, a reduction of the workforce following the combination of the our financial services and internet business security activities, and the rationalization of office facilities on a worldwide basis (see Note 8 to our financial statements included in Item 1 of this Form 6-K).

         Net interest income and expense

         We recorded net interest expense of (euro) 55.0 million in the nine-month period ended September 30, 2002, compared to net interest income of
(euro) 16.3 million in the same period of 2001. Net interest expense and income were impacted by the following specific factors:

o Provision for a loan to the former Chairman of the Board: net interest expense incurred in the nine-month period ended September 30, 2002, included a (euro) 67.0 million non-cash financial charge following the provision recorded to cover the risk of possible non-reimbursement of a loan granted by one of our indirect subsidiaries in 2000 to Dr. Marc Lassus, our former Chairman of the Board and a current Director. We have not forgiven the loan and expect to be fully reimbursed by Dr. Lassus.

o Interest receivable on loans to senior management: net interest expense incurred in the nine-month period ended September 30, 2001, included a
    (euro) 3.3 million interest income on the loans granted in 2000 by one of our indirect subsidiaries to Mr. Perez, our former Chief Executive Officer, and to Dr. Lassus. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to our Consolidated Statement of Income. Net interest accrued in the nine-month period ended September 30, 2002 on the loans granted to Dr. Lassus was (euro)1.7 million.

o Measurement at amortized cost of an advance made to a trade supplier: net interest income incurred in the nine-month period ended September 30, 2001 included a (euro) 2.3 million interest expense following the measurement at amortized cost of an advance made to a trade supplier, as compared to a
    (euro) 1.0 million interest income following such measurement in the nine-month period ended September 30, 2002.

         Excluding these specific items, net interest income reported in the nine-month period ended September 30, 2002 amounted to (euro) 9.2 million, as compared to net interest income of (euro) 15.2 million in the same period in 2001, reflecting primarily the decrease in our cash balances and the decrease in the market interest rate.

         Other income and expense, net

         We recorded net other expense of (euro) 15.1 million in the nine-month period ended September 30, 2002, compared to net other income of (euro) 55.3 million in the nine-month period ended September 30, 2001. Net other expense in the nine-month period ended September 30, 2002 was primarily attributable to losses on investments and foreign exchange losses. Net other income in the nine-month period ended September 30, 2001 primarily included a (euro) 69.0 million one-time gain generated from our Skidata and Tag divestitures, which was only partially offset by foreign exchange losses and minority interests.

         Income tax

         We recorded an income tax credit of (euro) 31.2 million in the nine-month period ended September 30, 2002, representing an effective tax rate of 14.3%, as compared to an income tax credit of (euro) 7.7 million in the nine-month period ended September 30, 2001, representing an effective tax rate of 28.6%. In the nine-month period ended September 30, 2002, our effective tax rate declined primarily due to the (euro) 67 million non-cash write-down of a loan granted to one of our directors. In the nine-month period ended September 30, 2001, our effective tax rate was impacted by the one-time (euro) 69.0 million gain from the Skidata and Tag divestitures.

         Net loss

         We recorded a net loss of (euro) 224.1 million in the nine-month period ended September 30, 2002, or (euro) 0.37 per share, as compared to a net loss of
(euro) 40.4 million in the nine-month period ended September 30, 2001, or (euro)
0.06 per share. The net loss recorded in the nine-month period ended September 30, 2002 primarily reflected the (euro) 70.7 million restructuring charge, the
(euro) 67 million non-cash write-down of a loan granted in 2000 to one of our directors and the decline in our gross margin that was only partially offset by the reduction of our operating expenses as a result of the implementation of our restructuring program. The net loss recorded in the nine-month period ended September 30, 2001 primarily reflected the decrease of our operating income, the
(euro) 28.5 million restructuring expense and the (euro) 18.1 million one-time charge for our Humetrix lawsuit, which were partially offset by the impact of the (euro) 69.0 million one-time gains from our Skidata and Tag divestitures.


Liquidity and Capital Resources

         Our financial position remained strong in the nine-month period ended September 30, 2002. Cash and cash equivalents were (euro) 400.8 million at September 30, 2002 as compared to (euro) 490.7 million at December 31, 2001. Excluding non-recurring items, primarily restructuring charges, one-time royalty prepayment, amounts paid in connection with a litigation expense and management severance costs accrued in 2001, cash outflows during the first nine months of 2002 were contained. We also used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

         Operating activities used (euro) 69.3 million of cash during the nine-month period ended September 30, 2002, compared to (euro) 76.0 million of cash used during the same period in 2001. Net cash used in operating activities in the first nine months of 2002 was impacted by four non-recurring items: (i)
(euro) 22.8 million paid in connection with our restructuring program, (ii)
(euro) 11.2 million of a one-time royalty prepayment for the period through 2004, (iii) (euro) 18.1 million paid with respect to the exceptional costs relating to the Humetrix litigation and (iv) (euro) 10.6 million paid in management severance costs accrued in 2001. Excluding these exceptional items, net cash used in operating activities in the first nine months of 2002 was limited to (euro) 6.6 million, as a result of significant improvements produced by working capital management. Inventory levels declined (euro) 22 million in the first nine months of 2002 as compared to December 31, 2001, representing 78 days supply compared to 71 days at the end of the second quarter of 2002, 94 days at the end of the first quarter of 2002, 110 days at the end of December 2001 and 121 days at the end of September 2001. Accounts receivable declined
(euro) 32 million as compared to December 31, 2001, reflecting the lower revenue levels. We reported a good performance with respect to the days of sales outstanding, at 57 days, compared to 53 days at the end of the second quarter of 2002, 63 days at the end of the first quarter of 2002, 57 days at the end of December 2001 and 66 days at the end of September 2001.

         Net cash used in investing activities in the nine-month period ended September 30, 2002 was (euro) 44.5 million, compared to (euro) 32.4 million in the same period in 2001. Cash used in investing activities in the nine-month period ended September 30, 2001 included a cash inflow of (euro) 117 million due to the divestiture of our Skidata and Tag businesses. Excluding this one-time item, net cash used in investing activities in the nine-month period ended September 30, 2001 amounted to (euro) 149.4 million. The decrease in cash used in investing activities in the nine-month period ended September 30, 2002 was primarily due to the decrease in capital expenditures as compared to the same period in 2001. Capital expenditures were (euro) 31.9 million in the nine-month period ended September 30, 2002 as compared to (euro) 94.3 million in the same period in 2001. In the first nine months of 2002, capital expenditures were made primarily in Europe, and included principally (euro) 17.2 million related to a research and development and office building located in La Ciotat, France, which was mainly financed through a sale-leaseback transaction. Cash used in investing activities in the first nine months of 2002 also included (euro) 13.9 million in connection with investments in start-up technology companies. Cash used in investing activities in the first nine months of 2001 included a (euro) 13 million cash disbursement for the purchase of 20% of Skidata's issued share capital in anticipation of the sale of this subsidiary which was completed during the third quarter of 2001, as well as investments made primarily in two technology companies in the wireless communications market. Cash used in investing activities in the first nine months of 2001 also included a (euro) 14 million loan to Mr. Perez, our former Chief Executive Officer, to fund tax liabilities relating to his receipt of a grant of free shares in 2000.

Financing activities generated (euro) 4.0 million of cash during the nine-month period ended September 30, 2002, compared to (euro) 14.2 million used by our financing activities during the same period in 2001. The 2002 figure was primarily the result of the (euro) 16.0 million proceeds generated by a sale-leaseback transaction entered into to finance land and a research and development and office building located in La Ciotat, France. Cash generated by financing activities in the nine-month period ended September 30, 2002 was also impacted by the payment of dividends to minority shareholders of one of our Asian subsidiaries in the amount of (euro) 5.0 million. Negative cash flow from financing activities during the nine-month period ended September 30, 2001 was principally attributable to the purchase of shares of Gemplus SA at fair market value for (euro) 14.5 million, the payment of (euro) 8 million concerning expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and with respect to the initial public offering, the repurchase of shares of our outstanding common stock for (euro) 6.3 million and the payment of dividends to minority shareholders of one of our Asian subsidiaries of (euro)
4.3 million.

         We entered into a (euro) 150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. (euro) 76.9 million of loan commitments under the revolving credit facility expired without being used ((euro) 52.5 million in July 2000 and (euro) 24.4 million in July 2002). Out of the remaining (euro) 73.1 million,
(euro) 24.4 million will expire in July 2003 and (euro) 48.7 million in July 2004. As of September 30, 2002, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At September 30, 2002, cash and cash equivalents amounted to
(euro) 400.8 million.


Item 3. Qualitative Disclosures About Market Risk

         We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

         Our policy is to hedge against changes in foreign currency rates. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries' functional currencies for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into the subsidiary's functional currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         In addition, because we have subsidiaries located outside the euro-zone whose functional currencies are different than the euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness was significantly reduced during 2000 with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of September 30, 2002, we had not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments in publicly traded companies was totally provided for as of September 30, 2002. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.


Part II -Other Information

Item 1.  Legal proceedings

We are subject to legal proceedings, claims and litigation arising in the ordinary course of business. Our management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Item 2.  Changes in securities

Not applicable

Item 3.  Default upon senior securities

Not applicable

Item 4.  Submission of Matters to a Vote of Security Holders

Not applicable

Item 5.  Other Information

Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2002, as amended on July 24, 2002.

Item 6.  Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

A report on Form 6-K was filed in September 2002 containing our report on our results of operations for the second quarter of 2002.

A report on Form 6-K was filed in October 2002 reporting the cancellation of the extraordinary shareholders' meeting convened for October 22, 2002.

A report on Form 6-K was filed in October 2002 reporting the convening of a new extraordinary shareholders' meeting for November 21, 2002.

A report on Form 6-K was filed in November 2002 reporting our press release and analysts' presentation dated October 31, 2002, on our results of operations for the third quarter of 2002.

A report on Form 6-K was filed in November 2002 reporting the adjournment of the Extraordinary General Meeting of shareholders held on November 21, 2002 and the rescheduling of a new Extraordinary General Meeting of shareholders on December 19, 2002 with the same agenda.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GEMPLUS INTERNATIONAL S.A.

Date:  December 2, 2002



                                       By:  /s/ Yves Guillaumot
                                            -----------------------------------
                                            Name:  Yves Guillaumot
                                            Title: Chief Financial Officer